April 29, 2013

Via EDGAR AND EMAIL

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Subject:	HopFed Bancorp, Inc., Supplemental Soliciting Materials on Schedule 14A, Filed April 25, 2013, by Stilwell Value Partners I, L.P., Stilwell Value Partners VI, L.P., Stilwell Activist Fund, L.P., Stilwell Associates, L.P., Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, Robert Bolton, and John P. O'Grady

SEC File No. 000-23667

Dear Mr. Windsor:

On behalf of the Stilwell Group Members identified in the subject filing, please be advised that the P.S. sentence in the subject filing was included in response to the following comment in your letter dated April 19, 2013:

"In future supplemental soliciting materials, please qualify your discussion of the 'mandate' that your nominee will have by including the information provided in your response. Alternatively, you may qualify such discussion by reminding shareholders that Mr. Bolton does not have specific plans for HopFed and will not represent a majority of the board."

Christian Windsor

April 29, 2013

If you have any additional questions, please contact the undersigned at (212) 267-6900 or Mary Ann Frantz at (503) 205-2552.

Very truly yours,

/s/ Spencer L. Schneider, Esq.

ON BEHALF OF:
Stilwell Value Partners I, L.P.
Stilwell Value Partners VI, L.P.
Stilwell Activist Fund, L.P.
Stilwell Associates, L.P.
Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P.
Stilwell Value LLC
Stilwell Advisers LLC
Joseph Stilwell
Robert Bolton
John P. O'Grady